Exhibit 99.5

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CERTIFICATE OF QUALIFIED PERSON

KATHLEEN ANN ALTMAN

I Kathleen Ann Altman, P.E., as an author of this report titled “Technical Report on the Mesquite Mine, Imperial County, California, U.S.A.” prepared for New Gold Inc., and dated February 28, 2014, do hereby certify that:

1.	I am Principal Metallurgist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.
I am a graduate of the Colorado School of Mines in 1980 with a B.S. in Metallurgical Engineering. I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.
I am registered as a Professional Engineer in the State of Colorado (Reg. #37556) and a Qualified Professional Member of the Mining and Metallurgical Society of America (Member #01321QP). I have worked as a metallurgical engineer for a total of 33 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Review and report as a metallurgical consultant on numerous mining operations and projects around the world for due diligence and regulatory requirements.
•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.
•
I have worked as a consulting engineer on mining projects for approximately 15 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.

•
I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I did not visit the Mesquite Mine.

6.	I am responsible for Sections 13 and 17 and share responsibility for Sections 1, 18, 20, 21, 24, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.
At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 28th day of February 2014

(Signed & Sealed) “Kathleen A. Altman”

Kathleen Ann Altman, P.E.